FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of December 13, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: December 13, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about December 12, 2004

Item 3.	News Release

December 13, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Spudding of Miromiro-1 Exploration Well

TAG Oil Ltd. (OTCBB: TAGOF), advises that the Miromiro-1 exploration well (TAG Interest: 10%) spudded on December 12, 2004. The Miromiro-1 well is located in PEP 38765 within the onshore Taranaki Basin, New Zealand.

Item 5.	Full Description of Material Change

Calgary, Alberta - Dec 13, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), advises that the Miromiro-1 exploration well (TAG Interest: 10%) spudded on December 12, 2004. The Miromiro-1 well is located in PEP 38765 within the onshore Taranaki Basin, New Zealand. Miromiro-1 will drill to a total depth of 1,884 meters; targeting oil plays within both the Mt Messenger Formation and Moki Formation sandstones. It is anticipated the well will take 12 days to complete.

The Miromiro-1 well is the second in a multi-well drilling program in the Taranaki Basin.

TAG Oil is a Calgary based oil and natural gas explorer. The Company is focused in lightly explored basins in New Zealand where it has interests in a high impact prospect portfolio.

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO or Garth Johnson, CFO at 1-866-643-8145. To view TAG Oil's regulatory filings please visit www.sec.gov or www.sedar.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report
December 13, 2004

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia